UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

October 29, 2020

Commission File Number 001-14978

SMITH & NEPHEW plc

(Registrant’s name)

Building 5, Croxley Park, Hatters Lane

Watford, England, WD18 8YE

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F a         Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes                          No a

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes                          No a

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.

Yes                          No a

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b) : 82- n/a.

Smith & Nephew plc

INDEX TO EXHIBITS

Item 1. Press release entitled “Smith+Nephew Third Quarter 2020 Trading Report”, dated October 29, 2020.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Smith & Nephew plc
(Registrant)

Date: October 29, 2020	By:	/s/ Susan Swabey
Susan Swabey
Company Secretary

Smith+Nephew Third Quarter 2020 Trading Report

A significantly stronger quarter as US returned to growth

29 October 2020

Smith+Nephew (LSE:SN, NYSE:SNN), the global medical technology business, announces its trading results for the third quarter ended 26 September 20201.

Highlights2

●	Q3 revenue of $1,200 million down -3.7% on a reported basis and -4.2% underlying, a significant recovery from Q2 underlying decline of -29.3%
●	US returned to growth, up 0.9% on an underlying basis, offset by -6.2% decline from Other Established Markets
●	Emerging Markets declined -14.5%, with growth in China offset by COVID-19 impacts in LATAM and India
●	All three franchises delivered improved performances over Q2; with Orthopaedics down -2.8%, Sports Medicine & ENT -4.5% and Advanced Wound Management -6.1% year-on-year
●	Continued progress delivering strategic imperatives including major product launches
●	Full Year guidance remains withdrawn as nature and scope of any new restrictions to control COVID-19 through year end are not known

Post-quarter events

●	Agreement to acquire Extremity Orthopaedics business of Integra LifeSciences Holdings Corporation for $240 million, expanding portfolio in higher-growth extremities segment
●	Successful debut $1 billion US bond issue provides attractive long-term funding to invest in delivering the Group’s strategic imperatives

Roland Diggelmann, Chief Executive Officer, said:

“I am pleased with our progress in the third quarter and how the business and our employees have responded to challenging circumstances. We were well prepared as global levels of elective surgery recovered and delivered a substantial improvement in performance over the previous quarter, led by growth in both the US and China, our two largest markets.

“At the same time we have continued our work to transform the Group. We launched multiple new innovative products and announced an acquisition that will strengthen our position in the rapidly growing extremities segment.”

Enquiries

Investors
Andrew Swift	+44 (0) 1923 477433
Smith+Nephew

Media
Charles Reynolds	+44 (0) 1923 477314
Smith+Nephew

Susan Gilchrist / Ayesha Bharmal	+44 (0) 20 7404 5959
Brunswick

Analyst conference call

A conference call to discuss Smith+Nephew’s third quarter results will be held today at 8.30am GMT / 4.30am EDT, details of which can be found at
www.smith-nephew.com/results.

Forward calendar

The full year results will be released on 18 February 2021.

Notes

1.	All numbers given are for the quarter or nine months ended 26 September 2020 unless stated otherwise.

2.	Unless otherwise specified as ‘reported’ all revenue growth throughout this document is ‘underlying’ after adjusting for the effects of currency translation and including the comparative impact of acquisitions and excluding disposals. All percentages compare to the equivalent 2019 period.

‘Underlying revenue growth’ reconciles to reported revenue growth, the most directly comparable financial measure calculated in accordance with IFRS, by making two adjustments, the ‘constant currency exchange effect’ and the ‘acquisitions and disposals effect’, described below.

The ‘constant currency exchange effect’ is a measure of the increase/decrease in revenue resulting from currency movements on non-US Dollar sales and is measured as the difference between: 1) the increase/decrease in the current year revenue translated into US Dollars at the current year average exchange rate and the prior revenue translated at the prior year rate; and 2) the increase/decrease being measured by translating current and prior year revenues into US Dollars using the prior year closing rate.

The ‘acquisitions and disposals effect’ is the measure of the impact on revenue from newly acquired material business combinations and recent material business disposals. This is calculated by comparing the current year, constant currency actual revenue (which includes acquisitions and excludes disposals from the relevant date of completion) with prior year, constant currency actual revenue, adjusted to include the results of acquisitions and exclude disposals for the commensurate period in the prior year. These sales are separately tracked in the Group’s internal reporting systems and are readily identifiable.

Third quarter 2020 trading update

Our third quarter revenue was $1,200 million (2019: $1,246 million), a -4.2% decline on an underlying basis. The reported revenue decline of -3.7% includes a 50bps foreign exchange benefit.

Q3 2020 comprised 63 trading days, in line with the comparable Q3 2019 period.

Consolidated revenue analysis for the third quarter

	26 September	28 September	Reported	Underlying	Acquisitions	Currency
	2020	2019(i)	growth	Growth(ii)	/disposals	impact
Consolidated revenue by franchise	$m	$m	%	%	%	%
Orthopaedics	512	524	-2.4	-2.8	-	0.4
Knee Implants	219	240	-9.0	-9.5	-	0.5
Hip Implants	156	145	7.8	7.1	-	0.7
Other Reconstruction(iii)	19	19	-1.8	-3.1	-	1.3
Trauma	118	120	-1.5	-1.4	-	-0.1

Sports Medicine & ENT	350	365	-4.1	-4.5	-	0.4
Sports Medicine Joint Repair	186	190	-2.4	-2.7	-	0.3
Arthroscopic Enabling Technologies	136	138	-0.9	-1.6	-	0.7
ENT (Ear, Nose and Throat)	28	37	-24.5	-24.8	-	0.3

Advanced Wound Management	338	357	-5.2	-6.1	-	0.9
Advanced Wound Care	163	172	-5.6	-6.9	-	1.3
Advanced Wound Bioactives	117	123	-4.5	-4.5	-	-
Advanced Wound Devices	58	62	-5.7	-6.9	-	1.2

Total	1,200	1,246	-3.7	-4.2	-	0.5

Consolidated revenue by geography
US	630	624	0.9	0.9	-	-
Other Established Markets(iv)	372	382	-2.8	-6.2	-	3.4
Total Established Markets	1,002	1,006	-0.5	-1.8	-	1.3
Emerging Markets	198	240	-17.3	-14.5	-	-2.8
Total	1,200	1,246	-3.7	-4.2	-	0.5

(i)	Included within the Q3 2019 analysis is a reclassification of $4 million of revenue formerly included in the Advanced Wound Care franchise which is now included in the Advanced Wound Bioactives franchise in order to present consistent analysis to the Q3 2020 results. There has been no change in total revenue for the quarter ended 28 September 2019
(ii)	Underlying growth is defined in Note 2 on page 2
(iii)	Other Reconstruction includes robotics capital sales, the orthopaedic joint reconstruction business acquired from Brainlab and cement
(iv)	Other Established Markets are Europe, Canada, Japan, Australia and New Zealand

Overview of the Third Quarter

Third quarter performance was a significant improvement on the previous quarter as global levels of elective surgeries continued to recover.

Our US business returned to growth for the quarter, with revenue up 0.9% (0.9% reported). As we entered the quarter, surgery had restarted across the country and, by the end of the period, restrictions had been lifted entirely in all states, other than Texas where some restrictions remained.

Revenue from our Other Established Markets was down -6.2% (-2.8% reported). Recovery in these markets has been slower and impacted by continued postponements and cancellations of procedures. In Europe, some countries did return to growth including Germany and France, while elective surgery volumes in both Australia and Japan had recovered strongly by quarter end.

Performance varied across the Emerging Markets, where revenue was down -14.5%
(-17.3% reported). Within this, we delivered growth in China, our second largest global market, although this was offset by the impact of restrictions in India, South Africa, and many Latin American markets.

All three franchises showed strong recovery in the third quarter, following an overall underlying revenue decline of -29.3% in the second quarter. Monthly Group growth rates were broadly stable through the quarter, with some seasonality and monthly variation across both franchises and regions, reflecting the continuing impact of COVID-19.

Orthopaedics

Revenue declined -2.8% (-2.4% reported) in our Orthopaedics franchise in the third quarter.

Within this, Hip Implants returned to growth, up 7.1% (7.8% reported) while Knee Implants declined -9.5% (-9.0% reported). Factors driving this dynamic include a greater proportion of emergency cases in hips, as well as continued good performance from our recently launched OR3O◊ Dual Mobility Hip System. Other Reconstruction revenue was down -3.1% (-1.8% reported), reflecting improving capital investment in healthcare facilities. Trauma, which is less exposed to elective surgery, also improved over the prior period, with third quarter revenue declining -1.4% (-1.5% reported) and the US returning to growth.

During the quarter we launched our new generation handheld robotics platform, the CORI◊ Surgical System for both unicompartmental and total knee arthroplasty. CORI is small and portable, making it ideal for ambulatory surgery centers (ASCs) and outpatient surgery. We also launched RI.HIP NAVIGATION for total hip arthroplasty (THA), designed to help maximise accuracy and reproducibility by delivering patient-specific component alignment, and ARIA◊, a digital platform designed to connect delivery of patient care for ASC providers throughout the surgical and clinical episode. In China we received approval from the National Medical Products Administration (NMPA) to introduce our REDAPT◊ System for revision THA.

Sports Medicine & ENT

Revenue from our Sports Medicine & ENT franchise was down -4.5% (-4.1% reported) in the quarter.

Within this, Sports Medicine Joint Repair declined -2.7% (-2.4% reported) and Arthroscopic Enabling Technologies -1.6% (-0.9% reported). In markets where elective surgery volumes are recovering we also delivered improved capital sales. As expected, the recovery in ENT, which was down -24.8% (-24.5% reported), has been slower, driven by caution over restarting procedures and lower rates of ENT infections.

During the quarter we announced the launch of the HEALICOIL◊ KNOTLESS Suture Anchor, expanding our line of Advanced Healing Solutions for rotator cuff repair. In Europe we launched the NOVOSTITCH◊ PRO Meniscal Repair System and continued to roll out our REGENETEN◊ Bioinductive Implant.

Advanced Wound Management

Revenue from our Advanced Wound Management franchise declined -6.1%
(-5.2% reported) as all three business units delivered an improved performance over the second quarter. Advanced Wound Care revenue declined by -6.9% (-5.6% reported), Advanced Wound Bioactives by -4.5% (-4.5% reported) and Advanced Wound Devices by -6.9% (-5.7% reported). While Advanced Wound Management has been more resilient during the crisis, the recovery has also been slower than in other franchises driven in part by a higher proportion of sales coming from Europe as well as continued restrictions on access to healthcare facilities for our sales force.

During the quarter we announced a new study demonstrating the effectiveness of PICO◊ Single Use Negative Pressure Wound Therapy System (sNPWT) compared to standard dressings in reducing surgical site complications, resulting in fewer deep sternal wound infections following cardiac surgery.

Extremities acquisition

On 29 September we announced an agreement to acquire the Extremity Orthopaedics business of Integra LifeSciences Holdings Corporation for $240 million. This supports our strategy to invest in higher-growth segments. It will strengthen our extremities business by adding a combination of a focused sales channel, complementary shoulder replacement and upper and lower extremities portfolio, and an exciting new product pipeline including a next-generation shoulder replacement system. The acquisition is expected to complete around the end of 2020.

Debut bond issue

At the end of the first half (27 June 2020), the Group had net debt (excluding lease liabilities) of $2.1 billion, compared to committed facilities of $3.4 billion.

On 14 October we closed our debut USD bond with proceeds of $1 billion (before expenses and underwriting discounts). This provides attractive long-term funding which will be used to invest in delivering the Group’s strategic imperatives.

An Interim Dividend amounting to $126 million in total was paid to shareholders on 28 October 2020.

Outlook

The Group’s underlying revenue growth in the first nine months of 2020 was -13.9%
(-13.3% reported). This performance reflects the impact of COVID-19 on the business during the period.

Whilst we are encouraged by the improved performance delivered in the third quarter, and have the systems in place to monitor and rapidly respond to changes impacting the business, our Full Year guidance remains withdrawn as the nature and scope of any new restrictions to control COVID-19 through year end are not known.

Looking to the medium-term, we have a proven strategy, strong management team and robust balance sheet. We remain committed to our ambition to consistently outgrow our markets at the same time as delivering ongoing improvements to our trading profit margin.

Consolidated revenue analysis for nine months to 26 September 2020

	26 September	28 September	Reported	Underlying	Acquisitions	Currency
	2020	2019(i)	growth	Growth(ii)	/disposals	impact
Consolidated revenue by franchise	$m	$m	%	%	%	%
Orthopaedics	1,372	1,622	-15.4	-15.4	0.7	-0.7
Knee Implants	585	763	-23.3	-22.7	-	-0.6
Hip Implants	405	453	-10.6	-9.8	-	-0.8
Other Reconstruction(iii)	52	49	6.0	-17.0	23.6	-0.6
Trauma	330	357	-7.5	-6.5	-	-1.0

Sports Medicine & ENT	925	1,112	-16.8	-16.0	0.1	-0.9
Sports Medicine Joint Repair	487	573	-15.0	-14.1	0.1	-1.0
Arthroscopic Enabling Technologies	359	428	-16.1	-15.2	-	-0.9
ENT (Ear, Nose and Throat)	79	111	-29.1	-28.5	-	-0.6

Advanced Wound Management	937	997	-6.0	-9.4	4.2	-0.8
Advanced Wound Care	465	520	-10.5	-9.4	-	-1.1
Advanced Wound Bioactives	309	300	2.8	-10.8	13.8	-0.2
Advanced Wound Devices	163	177	-7.5	-6.7	0.3	-1.1

Total	3,234	3,731	-13.3	-13.9	1.4	-0.8

Consolidated revenue by geography
US	1,650	1,827	-9.6	-12.1	2.5	-
Other Established Markets(iv)	1,025	1,199	-14.6	-14.5	0.2	-0.3
Total Established Markets	2,675	3,026	-11.6	-13.1	1.6	-0.1
Emerging Markets	559	705	-20.7	-17.5	0.7	-3.9
Total	3,234	3,731	-13.3	-13.9	1.4	-0.8

(i)	Included within the nine months ended 28 September 2019 analysis is a reclassification of $10 million of revenue formerly included in the Advanced Wound Care franchise of which $9 million is now included in the Advanced Wound Bioactives franchise and $1 million in the Advanced Wound Devices franchise in order to present consistent analysis to the nine months ended 26 September 2020 results. There has been no change in total revenue for the nine months ended 28 September 2019
(ii)	Underlying growth is defined in Note 2 on page 2
(iii)	Other Reconstruction includes robotics capital sales, the orthopaedic joint reconstruction business acquired from Brainlab and cement
(iv)	Other Established Markets are Europe, Canada, Japan, Australia and New Zealand

About Smith+Nephew

Smith+Nephew is a portfolio medical technology business that exists to restore people’s bodies and their self-belief by using technology to take the limits off living. We call this purpose ‘Life Unlimited’. Our 17,500+ employees deliver this mission every day, making a difference to patients’ lives through the excellence of our product portfolio, and the invention and application of new technologies across our three global franchises of Orthopaedics, Sports Medicine & ENT and Advanced Wound Management.

Founded in Hull, UK, in 1856, we now operate in more than 100 countries, and generated annual sales of $5.1 billion in 2019. Smith+Nephew is a constituent of the FTSE100 (LSE:SN, NYSE:SNN). The terms ‘Group’ and ‘Smith+Nephew’ are used to refer to Smith & Nephew plc and its consolidated subsidiaries, unless the context requires otherwise.

For more information about Smith+Nephew, please visit www.smith-nephew.com and follow us on Twitter, LinkedIn, Instagram or Facebook.

Forward-looking Statements

This document may contain forward-looking statements that may or may not prove accurate. For example, statements regarding expected revenue growth and trading profit margins, market trends and our product pipeline are forward-looking statements. Phrases such as "aim", "plan", "intend", "anticipate", "well-placed", "believe", "estimate", "expect", "target", "consider" and similar expressions are generally intended to identify forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause actual results to differ materially from what is expressed or implied by the statements. For Smith+Nephew, these factors include: risks related to the impact of COVID-19, such as the depth and longevity of its impact, government actions and other restrictive measures taken in response, material delays and cancellations of elective procedures, reduced procedure capacity at medical facilities, restricted access for sales representatives to medical facilities, or our ability to execute business continuity plans as a result of COVID-19; economic and financial conditions in the markets we serve, especially those affecting health care providers, payers and customers (including, without limitation, as a result of COVID-19); price levels for established and innovative medical devices; developments in medical technology; regulatory approvals, reimbursement decisions or other government actions; product defects or recalls or other problems with quality management systems or failure to comply with related regulations; litigation relating to patent or other claims; legal compliance risks and related investigative, remedial or enforcement actions; disruption to our supply chain or operations or those of our suppliers (including, without limitation, as a result of COVID-19); competition for qualified personnel; strategic actions, including acquisitions and dispositions and our success in performing due diligence, valuing and integrating acquired businesses; disruption that may result from transactions or other changes we make in our business plans or organisation to adapt to market developments; relationships with healthcare professionals; reliance on information technology and cybersecurity; and numerous other matters that affect us or our markets, including those of a political, economic, business, competitive or reputational nature. Please refer to the documents that Smith+Nephew has filed with the U.S. Securities and Exchange Commission under the U.S. Securities Exchange Act of 1934, as amended, including Smith+Nephew's most recent annual report on Form 20-F, for a discussion of certain of these factors. Any forward-looking statement is based on information available to Smith+Nephew as of the date of the statement. All written or oral forward-looking statements attributable to Smith+Nephew are qualified by this caution. Smith+Nephew does not undertake any obligation to update or revise any forward-looking statement to reflect any change in circumstances or in Smith+Nephew's expectations.

◊ Trademark of Smith+Nephew. Certain marks registered US Patent and Trademark Office.